There are a total of 5 pages contained in this manually signed original and any Exhibits or Attachments Hereto.



02036388

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 07 2002
WASH, D.C.
154
SECTION

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)



PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

1073872.7

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release re Transfer to Nasdaq SmallCap Market dated June 6, 2002.

Item 1

RADA ELECTRONIC INDUSTRIES LTD.

Business News

FOR IMMEDIATE RELEASE

Netanya, Israel, June 6, 2002 – RADA Electronic Industries Ltd. (NASDAQ: RADIF)) today announced that its ordinary shares will trade on the Nasdaq SmallCap Market effective as of the open of business on June 10, 2002. The Company's ordinary shares will continue to be listed on Nasdaq SmallCap Market via an exception from the minimum $2.5 million net tangible assets requirement.

While the Company failed to meet this requirement as of September 30, 2001, the Company was granted a temporary exception from this standard subject to the Company meeting certain conditions. The exception will expire on August 15, 2002. In the event that the Company is deemed to have met the terms of the exception, it shall continue to be listed on the Nasdaq SmallCap Market. The Company believes that it can meet these conditions, however, there can be no assurance that it will do so. If at some future date the Company's ordinary shares should cease to be listed on the Nasdaq SmallCap Market, they may continue to be listed in the OTC-Bulletin Board. For the duration of the exception, the Company's Nasdaq symbol will be **RADCF**.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact: **Adar Azancot - C.E.O**
RADA Electronic Industries Ltd.
Tel: 011-972-9-8921109

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By
Herzle Bodinger, Chairman



Date: June 6, 2002